

January 23, 2012

Via E-mail
Guy Arnold
President
Dividend Capital Total Realty Trust, Inc.
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202

> **Re:** **Dividend Capital Total Realty Trust, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 25, 2011**
> **File No. 000-52596**

Dear Mr. Arnold:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment 2 in your letter dated September 2, 2011 and comment 1 in your letter dated September 15, 2011 regarding our request for additional disclosure regarding your NAV estimate. In future Exchange Act filings in which you disclose your estimated value per share, please include the following supporting disclosures:

    *   the process by which the value estimate was determined, including the role of each of the parties involved in the process, the person(s) making the ultimate determination, the primary and secondary valuation methods used, any conflicts with third party advisors, and whether or not the final determination was consistent with the range of values provided by any third party advisor;

    *   a breakdown of the value assigned to each major asset type (e.g. properties, securities, cash), the liabilities, and the share number used to calculate the per share amount, along with a comparable breakdown for any prior period value estimate;

- the key assumptions used in the primary valuation method, including the weighted average for each key assumption broken out by material property type, cautionary language regarding the sensitivity of assumptions, and a quantitative example of the sensitivity of the estimate to changes in assumptions;

- the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties; and

- a list of any prior period value estimates and the approximate date on which the next value estimate will be provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee, Staff Accountant at (202) 551-3468 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Robert H. Bergdolt
        Via E-mail